09057330

SEC Mail Processing Section
FEB 25 2009
Washington, DC
105

MK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26260

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M. Amarico, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 Limekiln Road
(No. and Street)

West Redding (City) CT (State) 06896 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Amari 203-938-3530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gargan, James M. CPA
(Name – *if individual, state last, first, middle name*)

828 Federal Road, Suite 2-A (Address) Brookfield (City) CT (State) 06804 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Amari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. Amarico, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My Commission Expires Aug. 31, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

RAINES & GARGAN
CERTIFIED PUBLIC ACCOUNTANTS

828 Federal Road – Suite 2A
Brookfield, CT 06804
Telephone 203.740.9699
Facsimile 203.740.9669

SEC
Mail Processing
Section

FEB 25 2009

Washington, DC
105

To The Shareholder of
M. Amarico, Inc.

We have audited the accompanying statement of financial condition of M. Amarico Inc. (Company), as of December 31, 2008 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these Financial statements based on our audit. My examination also included the supplementary schedules 1-4.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position as of December 31, 2008, and the results of it's operations and it's cash flows for the years then ended in conformity with accounting principals generally accepted in the United States of America.

Brookfield, Connecticut
February 20, 2009

M. Amarico, Inc.
Statement of Financial Condition
As of December 31, 2008

Exhibit A

Assets

Current Assets		
Cash and Cash Equivalents	$ 3,897	
Accounts Receivable	2,315	
Securities Owned at Market Value (Cost $94,572)	63,722	
Prepaid Expenses & Deposits	557	
Total Current Assets		**$70,491**
Fixed Assets		
Automobiles	40,533	
Furniture, Fixtures & Office Equip.	35,032	
Total	$75,565	
Less: Accumulated Depreciation	69,136	
Net Fixed Assets		$ 6,429
Other Assets		
Cash Surrender Value Life Insurance		58,151
Total Assets		**$135,071**

SEC
Mail Processing
Section
FEB 25 2009
Washington, DC
105

Liabilities and Stockholder's Equity

Liabilities	
Accounts Payable, Accrued Expenses and Taxes Payable (Schedule A-1)	$ 368
Loan Payable Chase	18,889
Loan-Wachovia	150
Total Liabilities	$19,407
Commitments and Contingent Liabilities (Note 8)	
Stockholders' Equity	
Capital Stock Issued (Note 2)	$ 50,000
Retained Earnings - Exhibit C	65,664
Total Stockholders' Equity (Exhibit D)	$115,664
Total Liabilities and Stockholders' Equity	$135,071

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Accrued Expenses and Taxes Payable
As of December 31, 2008

Accrued Payroll Taxes		142
Accrued Income Taxes		226
	Total	$ 368

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Income
For the Calendar Year 2008

Revenue		
Commissions etc.	$91,035	
Profits (Loss) on Firm Trading Accounts	8,053	
Unrealized Gain (Loss) on Securities Held	(38,924)	
Interest and Dividends	637	
Total Revenue		**$60,801**
Expenses		
Officer's Salary	$ 2,400	
Salary Expense	14,640	
Clearing Broker	57,734	
Payroll Taxes & Employee Benefits (Note 3)	17,366	
Telephone	1,664	
Insurance	5,041	
Membership Dues & Subscriptions	2,731	
Automobile Lease & Expenses	1,515	
Office Supplies & Expense	844	
Utilities & Other Occupancy	5,666	
Material & Repair Expense	615	
Professional Fee	8,356	
NASD & Other Regulatory Expenses	1,849	
Quote Expense	972	
Interest Expense	1,123	
General & Miscellaneous Expenses	1,020	
Total Expenses		**$123,536**
Profit (Loss) Before Depreciation and Taxes		(62,735)
Less: Depreciation (Note 5)		1,376
Income (Loss) Before Taxes		$(64,111)
Changes in Income Taxes (Note 6)		471
Net Income (Loss)		**$ (64,582)**

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Retained Earnings
For the Calendar Year 2008

Exhibit C

Balance - Beginning of Year	$127,791	
Add: Net Income Per Exhibit B	(64,582)	
Cash Surrender Value Life Insurance	2,455	
Balance - End of Year		$65,664

Statement of Changes in Stockholders' Equity

Exhibit D

Balance - Beginning of Year	$177,791	
Add: Net Income (Loss) Per Exhibit B	(64,582)	
Cash Surrender Value of Life Insurance	2,455	
Balance - End of Year		$115,664

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Cash Flows
For the Calendar Year 2008

Exhibit E

Sources (Uses) of Cash		
From Operations		
Net Income (Loss)	$ (64,582)	
Depreciation	1,376	
Cash (Uses) of Cash from Operating Activities		$ (63,206)
Changes in Assets and Liabilities		
Accounts Receivable	12,954	
Accrued Expenses and Taxes	(1,176)	
Bank and Auto Loan	(7,064)	
Shareholder's Loan	(935)	
Net (Uses) of Cash from Operating Activities		$ 3,779
Cash Flow From Investing and Financing Activities		
Purchase of Treasury Bond	$(49,999)	
Sale of Fixed Assets (Net of Depreciation)	24,544	
Marketable Securities	35,624	
Net (User) of Cash from Investing and Financing		$ 10,169
Net (Decrease) in Cash		$(49,258)
Cash Beginning of Year		53,155
Cash End of Year		$ 3,897
Cash Paid During the Year for Income Taxes		$ 471
Cash Paid During the Year for Interest		$ 1,123

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Net Captial
As of December 31, 2008

Schedule 1

Total Stockholder's Equity Per Exhibit A		$115,664
Less: Non Allowable Assets		
Prepaid Expenses & Deposits	$ 557	
Net Fixed Assets	6,429	$ 6,986
Net Capital Before Haircuts on Securities Position		$108,678
Less: Haircuts on Securities Position	$ 2,058	
Government Bonds	1,500	
		$ 3,558
Net Capital		$105,120

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Aggregate Indebtness and
Percentage of Aggregate Indebtness to Net Capital
As of December 31, 2008

Aggregate Indebtness Liabilities	
Accrued Payroll Taxes	$ 142
Accrued Income Taxes	226
Loans Payable	19,039
Total	$ 19,407
Percentage of Aggregate Indebtness to Net Capital	.18 to 1

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation for Determination of Requirements
Pursuant to Rule 15C3-4

Schedule 2

Not Applicable*

Information Relating to the Possession or Control
Pursuant to Rule 15C3-3
December 31, 2008

Schedule 3

Not Applicable*

* The above schedules numbered 2 and 3 are not applicable since the corporation claims an exemption from Rule 15C3-3 on the grounds that all customer transactions are cleared though Ridge Clearing Corp. on a fully disclosed basis.

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Reconciliation of Net Capital Computation
As of December 31, 2008

Schedule 4

Net Capital Per Form X-17A-5 (Unaudited Focus Report Filed by Corporation	$ 104,071
Net Capital Per Schedule 1	105,120
Difference Decrease	$ 1,049
The Above difference is Reconciled as Follows-	
Increase in Cash Surrender Value	755
Increase in Net Fixed Assets	(2,764)
Decrease in Depreciation	2,764
Increase in Income Tax	(110)
Increase in Shareholder Loan	939
Increase in Accrued Expense and Payroll Taxes	(535)
Total Difference	$ 1,049

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Note to Financial Statements
December 31, 2008

Note 1 - Nature of Corporation's Business

The corporation conducts a retail stock brokerage business with its offices at 96 Limekiln Road, West Redding, CT. All customer transactions are fully disclosed through Ridge Clearing Corp. The agreement with Ridge Clearing is for M. Amarico, Inc. to deposit $50,000 in a Good Faith Account at Ridge Clearing Corp.

Note 2 - Capital Stock Issued

The corporation was incorporated in the state of Delaware on January 14, 1981. Subsequent to that date, Mr. Michael Amari purchased 100% of the capital stock in the Corporation for the sum of $50,000.

Note 3 - Payroll Taxes and Employee Benefits

Contributions to the M. Amarico Pension Plan were not made in 2008 because the plan reached the Full funding Limitation under the rules of 1987 O.S.R.A. regulations. Pension accrual was reduced to reflect the Full Funding of the plan. The remaining pension provision on Amarico's books reflect an accrual of possible contribution for 2008 since actuarial reports are not finalized as of this audit date.

Note 4 - Insurance

The corporation has secured a Stockholders' Blanket Insurance Policy from Hartford Fire Insurance Co. for the term of one year commencing June 25, 2008 through June 25, 2009. The policy has a limit of $60,000 and is subject to a loss deductible clause of $5,000 per loss The premium applicable to the year 2008 is reflected in Insurance Expense on Exhibit B. The corporation is a member of the Securities Investors Protection Corp. Assessments paid to same, are included in Insurance Expense on Exhibit B.

Note 5 - Depreciation

Included herein is the sum of $1,376 for depreciation on equipment, vehicles, and is calculated under the Straight Line Method of Depreciation.

Note 6 - Income Taxes

Income taxes consists of the following:

Current		
	Federal	$ 0
	State & Local	471
		$ 471
Deferred		
	Federal	0
	State	0
		$ 0

Deferred taxes are provided due principally to unrealized appreciation of securities. Reduction in deferred taxes is a result of recognized income from sale of securities. Deferred taxes are accrued due to timing differences and book to tax accounting for depreciation. There was no accrual for deferred taxes in 2008 since the amount was immaterial and results reflect a net loss to operations.

Note 7 - Net Income (Loss)

The Loss of $64,582 is arrived at after including net unrealized profit and losses from securities. Unrealized Loss on securities was $38,924. The salaries, paid to non officers, for 2008 were $14,640.

Note 8 - Commitments and Contingent Liabilities

The Company as of this date is unaware of any contingencies.

The accompanying notes to financial statements are an integral part of this report.

RAINES & GARGAN
CERTIFIED PUBLIC ACCOUNTANTS

828 Federal Road – Suite 2A
Brookfield, CT 06804
Telephone 203.740.9699
Facsimile 203.740.9669

To The Board of Directors
M. Amarico, Inc.

I have examined the financial statements of M. Amarico, Inc. for the period ended December 31, 2008, and have issued my report thereon dated February 20, 2009. As part of my examination, I made a study and evaluation of the system as required by generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and practices and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (A) (11). Since the corporation claims exemption from compliance with Rule 15C3-3, I satisfied myself that all transactions were cleared through Ridge Clearing Corp. and no information came to my attention that the Corporation did not comply with this requirement. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal auditing control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. However, for the purpose of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from the misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments
required in the preparations of financial statements. Further, projection of any evaluation of internal accounting control for future period is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ended December 31, 2008, which was made for the purposes set forth in the first paragraph above, that may have existed during the period, disclosed no weaknesses that I believe to be material.

Brookfield, Connecticut
February 20, 2009

Raines & Gargan, CPAs P.C.